As filed with the Securities and Exchange Commission on March 28, 2025

Registration No. 333-281069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Gabriel Felpeto Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Roderick O. Branch Paul M. Dudek Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 3 to the Registration Statement is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

On July 29, 2024, Corporación Andina de Fomento (the “Registrant”) initially filed a registration statement under Schedule B under the United States Securities Act of 1933, as amended (the “Securities Act”), which was declared effective on August 13, 2024 (the “Registration Statement”). On September 11, 2023, the Registrant filed post-effective amendment no. 1 pursuant to Rule 462(d) under the Securities Act solely to add exhibits to the Registration Statement. On January 22, 2025, the Registrant filed post-effective amendment no. 2 pursuant to Rule 462(d) under the Securities Act solely to add additional exhibits to the Registration Statement.

This post-effective amendment no. 3 to the Registration Statement comprises:

(a)	Pages numbered 1 to 5 consecutively.

(b)	The following exhibits:

Exhibit 1: Recent Developments

Part I: Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Part II: Audited consolidated financial statements and the notes thereto for the Registrant’s fiscal year ended December 31, 2024.

Exhibit 2: Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited.

No additional securities are being registered by this post-effective amendment no. 3. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogotá, Colombia, on the 28th day of March, 2025.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Vice President of Finance and Chief Financial Officer

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 28th day of March, 2025.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

EXHIBITS

Exhibit 1:	Recent Developments

Part I: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Part II: Audited consolidated financial statements and the notes thereto for the Registrant’s fiscal year ended December 31, 2024

Exhibit 2:	Consent of Lara Marambio & Asociados, a member firm of Deloitte Touche Tohmatsu Limited.

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